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SEC FILE NUMBER
8-45502

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HP SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 BRICKELL AVE, 8TH FLOOR
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS ALMERINI	1 (908) 231-1000	LALMERINI@PRIMARYLLC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

733 ROUTE 35 NORTH, SUITE A	OCEAN	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN C LEO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HP SECURITIES, INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: John Christopher Leo

Title: PRESIDENT AND CEO

Diana Sabina Dumitrescu

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FLORIDA ACKNOWLEDGMENT

State of Florida)
County of Broward)
)

On 03/27/2024 before me, Diana Sabina Dumitrescu, by means of
Date *Notary Name*

☐ Physical Presence -- **OR** --

☑ Online Notarization,

personally appeared John Christopher Leo
Name(s) of Signer(s)

☐ personally known to me -- **OR** --

☐ proved to me on the basis of the oath of ______________ -- **OR** --
Name of Credible Witness

☑ proved to me on the basis of satisfactory evidence: DRIVER LICENSE
Type of ID Presented

to be the individual(s) whose name(s) is/are subscribed to the within instrument, & acknowledged to me that they executed the same in their authorized capacity(ies) and by proper authority, and that by their signature(s) on the instrument, the individual(s), or the person(s) or entity upon behalf of which they acted, executed the instrument for the purposes and consideration therein stated.

NOTARY PUBLIC STATE OF FLORIDA
DIANA SABINA DUMITRESCU
Notary Public - State of Florida
Commission # HH 426458
Expires on July 26, 2027

WITNESS my hand and official seal.

Notary Public Signature: Diana Sabina Dumitrescu

Notary Name: Diana Sabina Dumitrescu

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Annual Reports FORM X-17A-5

Document Date: 03/27/2024 Number of Pages (w/ certificate): 3

Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________

☐ Corporate Officer Title: ______________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other: ______________
Signer Is Representing: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________

☐ Corporate Officer Title: ______________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other: ______________
Signer Is Representing: ______________

HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO

RULE 17a-5(d)

AS OF DECEMBER 31, 2023

HP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
TABLE OF CONTENTS
DECEMBER 31, 2023

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of HP Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HP Securities, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of HP Securities, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of HP Securities, Inc's management. Our responsibility is to express an opinion on HP Securities, Inc's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HP Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners, LLC

We have served as HP Securities, Inc's auditor since 2023.

Ocean, New Jersey

March 27, 2024

HP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS	
Cash	$ 103,734
Prepaid expenses	14,562
Total assets	$ 118,296
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 53,517
Total liabilities	53,517
Shareholders' equity	
Common stock, no par value; 1,000 shares authorized, issued and outstanding	7,500
Additional paid-in capital	111,913
Accumulated deficit	(54,634)
Total shareholders' equity	64,779
Total liabilities and shareholders' equity	$ 118,296

The accompanying notes are an integral part of this financial statement.

HP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND BUSINESS

The Company was incorporated in the state of Oregon in December 1992 and is registered as a broker- dealer in securities with the Securities and Exchange Commission. In November 2023, the former shareholders of the Company sold their shares to new shareholders in accordance with the rules and regulations of FINRA. The Company is engaged in the following types of business: (1) underwriter or selling group participant (corporate securities other than mutual funds) - best efforts offering; (2) mergers and acquisitions; (3) private placements of securities; and (4) referral business, transaction-based compensation for referring securities transactions to other broker-dealers. The Company's office is located in Miami, Florida. The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 and instead is relying on Footnote 74 of SEC Release No. 34-70073.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company' s main sources of revenue are advisory fees for independent advice on Mergers & Acquisitions services and placement of private equity capital.

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company receives fees and commissions for acting as a placement agent. Fees and commissions for successful placements are recognized when the transaction closes or as other terms of the agreement are satisfied. The Company receives fees for providing investment banking advisory services. Fees for these services are recognized when the services have been provided.

NOTE 3 – INCOME TAXES

In prior years, the financial statements did not include a provision for income taxes because the Company had elected to be taxed as an S Corporation; therefore, through December 31, 2022 the Company was not a taxable entity and its owners were taxed on their respective share of the Company' s earnings. Given the purchase of the Company by new shareholders in November 2023, the Company expects to be taxed as a C Corporation. The Company has not included a provision for income taxes in these financial statements because the Company estimates that its income tax liability for the year ended December 31, 2023, if any, will not be material.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the United States and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2020. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company' s conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including , but not limited to, on-going analyses of and changes to tax laws , regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2023.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness. Under rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2023, the Company had net capital (as defined by Rule 15c3-1) of $50,217, which was $45,217 greater than the aforementioned net capital requirement. The Company's aggregate indebtedness as a percentage of net capital was 106.57%.

NOTE 5 – EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption from the SEC Rule 15c3-3 in reliance on Footnote 74 of the SEC Release 34-70073, adopting amendments to SEC Rule 17a-5 because the Company limits its business activities exclusively to the following types of business: (1) underwriter or selling group participant (corporate securities other than mutual funds) - best efforts offering; (2) mergers and acquisitions; (3) private placements of securities; and (4) referral business, transaction-based compensation for referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

NOTE 6 – CONCENTRATIONS AND UNCERTAINTIES

The Company places its cash with quality institutions. The FDIC insures interest and non-interest-bearing accounts up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may exceed the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

NOTE 7 – LEASES

The Company's employees work remotely. The Company pays a month-to-month fee for use of an office in Miami, Florida pursuant to a virtual office agreement. The Company has no long-term leases.

NOTE 8 – SUBSEQUENT EVENTS

On March 13, 2024, the Company changed its entity structure from corporation to limited liability company and its legal name to Snowball Capital LLC.

The Company has performed an evaluation of subsequent events through the date the financial statements were available to be issued . The evaluation did not identify any other subsequent events that required disclosures and/or adjustments.